FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of April 2004

Commission File Number 3337776

                             TV Azteca, S.A. de C.V.
                 (Translation of registrant's name into English)

 Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________________



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               TV Azteca, S.A. de C.V.
                                               -----------------------
                                                     (Registrant)



Date: April 16, 2004
                                               By:   /S/  OTHON FRIAS CALDERON
                                                  -----------------------------
                                               Name:    Othon Frias Calderon
                                               Title:   Attorney-in-fact

                              [logo of TV AZTECA]



                  TV AZTECA SHAREHOLDERS APPROVE US$55 MILLION
                              IN CASH DISTRIBUTIONS

      --Shareholders also Approve Appointment of Three New Board Members--



FOR IMMEDIATE RELEASE
---------------------

         MEXICO CITY, APRIL 15, 2004 - TV Azteca,  S.A. de C.V. (NYSE: TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced that its Annual Ordinary Meeting of Shareholders, held today at its corporate offices in Mexico City, approved distributions to shareholders for an aggregate amount of US$55 million to be paid during 2004. Of the total sum, US$52 million is planned to come from capital reductions approved by the board of directors on February 24, and Ps.32 million (approximately US$3 million) from the company's preferred annual dividends.

         A payment of US$33 million is scheduled to be made on May 13, and another of approximately US$22 million on November 11. Funds are expected to be available to ADR holders on May 24 and on November 22, respectively.

         The cash distributions are part of the company's ongoing plan to allocate a substantial portion of TV Azteca's expected cash generation to reduce the company's debt by approximately US$250 million, and to make cash distributions to shareholders of over US$500 million by 2008.

         Shareholders  also approved the appointment of three new board members:
Francisco Murguia, as an independent director, and Mario San Roman and Francisco Borrego, as internal board members.

         Francisco Murguia (56) is a leading producer of commercials and short-length films in Latin America. Mr. Murguia has been president of the Mexican Association of Film Makers (AMFI), the National Counsel of Advertising
(CNP) and the Mexican Association of Advertising Agencies (AMAP).

         Mario San Roman (46) is TV Azteca's Chief Operating Officer since 2002. He joined TV Azteca in 1998, and was initially in charge of Azteca 13 network. He was soon promoted to responsibilities that include the company's distribution channels. His experiences, methods and approach to audience preferences have been key in strengthening the company's programming decision processes. Mr. San Roman holds a B.A. in communication and marketing studies from the Universidad Iberoamericana. Mr. San Roman substitutes Jose Ignacio Morales, an esteemed member of the board who passed away on February 15.

         Francisco Borrego (39) has served as General Counsel and Legal Director of the company since 1993. Mr. Borrego also serves on the board of directors of Azteca Holdings. Mr. Borrego received a degree in law from the Escuela Libre de Derecho.

         With today's shareholders' approval, the company's board is comprised of 13 members, from 11 directors within the prior structure. The proportion of independent board members to total directors is 46%, above the regulatory 25%.


COMPANY PROFILE

         TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

         Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               INVESTOR RELATIONS:

            Bruno Rangel                                   Omar Avila
           5255 3099 9167                                5255 3099 0041
     jrangelk@tvazteca.com.mx                        oavila@tvazteca.com.mx


                                MEDIA RELATIONS:

          Tristan Canales                                Daniel McCosh
           5255 3099 5786                                5255 3099 0059
     tcanales@tvazteca.com.mx                       dmccosh@tvazteca.com.mx